Exhibit 99.1

Jayud Announces Entry into Agreements to Acquire Two International Logistics Companies, Embarking on an Acquisition Strategy to Expand Service Offerings and Geographic Footprint

SHENZHEN, China, January 23, 2024 (PRNewswire) -- Jayud Global Logistics Limited (NASDAQ: JYD) (“Jayud” or the “Company”), a leading end-to-end supply chain solution provider based in Shenzhen, specializing in cross-border logistics, today announced that Shenzhen Jayud Logistics Technology Co., Ltd., a wholly-owned subsidiary of Jayud in China, entered into equity purchase agreements to acquire 51% stakes in two international logistics companies, respectively, namely Qingdao Oranda Supply Chain Management Co., Ltd., and Shenzhen Jiniu International Logistics Co., Ltd.

These acquisitions demonstrate the Company’s approach to growth, both organically and through strategic acquisitions, enhancing its overall market position while expanding the Company’s client base, service offerings, and geographic footprint.

Acquisition Profiles:

●	Qingdao Oranda Supply Chain Management Co., Ltd.

Shenzhen Jayud Logistics Technology Co., Ltd. (“Shenzhen Jayud”), a wholly-owned subsidiary of Jayud, entered into an equity purchase agreement to acquire 51% of the equity interests in Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”).

Headquartered in Qingdao, Shandong, Oranda is a premier international logistics company. Renowned for competitive pricing and strategic use of ship-owner resources, Oranda has cultivated an extensive client base and a proficient team. With branches in key ports across China and a global presence through agents in the Americas, Europe, Africa, and Southeast Asia, Oranda specializes in comprehensive logistics services for specialty goods. Its innovative chain-service model and intelligent booking system offer a complete range of services, including cargo identification, transportation, reinforcement, warehousing, customs clearance, and insurance.

The corresponding equity interests in Oranda shall be transferred to Shenzhen Jayud upon the execution of the equity purchase agreement, while the purchase price of this transaction, depending on Oranda’s actual annual average net profit from the acquisition closing date to December 31, 2026, will be paid partially in cash and the remainder in Class A ordinary shares of Jayud in 2027. If Oranda’s annual average net profit from the acquisition closing date to December 31, 2026 is less than approximately US$700,000 (RMB 5 million), Jayud reserves the right to cancel this equity acquisition transaction.

●	Shenzhen Jiniu International Logistics Co., Ltd.

Shenzhen Jayud also entered into an equity purchase agreement to acquire 51% of the equity interests in Shenzhen Jiniu International Logistics Co., Ltd. (“Jiniu”).

Established in November 2021, Shenzhen Jiniu International Logistics Co., Ltd. operates in Shenzhen’s Longgang District, specializing in supply chain management, domestic cargo transportation agency, loading/unloading, and information consulting services within the Middle East trade lane. Jiniu holds licenses for the sale of pre-packaged food, international cargo transportation agency, cargo import and export, and technology import and export. Committed to excellence, Jiniu provides integrated logistics solutions and a diverse range of services that contributes to the efficient management of supply chains and facilitates seamless domestic and international cargo transportation.

The corresponding equity interests in Jiniu shall be transferred to Shenzhen Jayud upon the execution of the equity purchase agreement, while the final purchase price for this transaction, depending on Jiniu’s annual average net profit from the acquisition closing date to December 31, 2026, will be paid partially in cash and the remainder in Class A ordinary shares of Jayud in 2027. If Jiniu’s annual average net profit from the acquisition closing date to December 31, 2026 is less than approximately US$421,000 (RMB 3 million), Jayud reserves the right to cancel this equity acquisition transaction.

Xiaogang Geng, Chairman of the Board and CEO of Jayud, commented, “These acquisitions mark pivotal steps in Jayud’s strategic expansion plan. These acquisitions indicate more than just an expansion of our market presence; they represent a calculated approach to incorporating businesses that bring unique strengths and capabilities, enhancing our comprehensive logistics offerings. By acquiring these companies, we are not just growing in size, but also in competence, diversifying our service portfolio and extending our geographical reach.”

“Our acquisition strategy is driven by performance-based investment. We believe in incentivizing excellence, which is why the final purchase prices for Oranda and Jiniu are directly tied to their respective profit performances. This approach ensures that we are investing in potential and rewarding success. By aligning the purchase cost with performance metrics, we are essentially backing companies that demonstrate the capability to thrive and contribute significantly to our bottom line.”

“This method of structured investment is a testament to our commitment to not only grow Jayud but to enhance our operational quality and market competitiveness. We are paying more for better performance, ensuring that we invest in entities that are not just profitable, but also align with our commitment towards excellence in cross-border logistics. These strategic acquisitions are integral to our vision of becoming the leader in the global logistics space, and we are confident that this approach will yield substantial long-term benefits for Jayud and our stakeholders,” concluded Mr. Geng.

About Jayud Global Logistics Limited

Jayud Global Logistics Limited is one of the leading Shenzhen-based end-to-end supply chain solution providers in China, focusing on cross-border logistics services. Headquartered in Shenzhen, the Company benefits from the unique geographical advantages of providing a high degree of support for ocean, air, and overland logistics. The Company has established a global operation nexus featuring logistic facilities throughout major transportation hubs in China and globally, with footprints in 12 provinces in Mainland China and 16 countries across six continents. Jayud offers a comprehensive range of cross-border supply chain solution services, including freight forwarding, supply chain management, and other value-added services. With its strong service capabilities and research and development capabilities in proprietary IT systems, the Company provides customized and efficient logistics solutions and develops long-standing customer relationships. For more information, please visit the Company’s website: https://ir.jayud.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Jayud Global Logistics Limited

Investor Relations Department

Email: ir@jayud.com

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com